SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE UNDER THE TRUST INDENTURE ACT OF 1939

RBX Corporation
(Name of Applicant)

5221 Valley Park Drive, Roanoke, VA 24019
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

12% Senior Secured Notes Due 2006	Aggregate principal amount of $25,000,000

Approximate date of proposed public offering:	Upon the Effective Date of the Reorganization Plan (as defined herein), presently anticipated to be on or about August 15, 2001

Name and address of agent for service:	Mr. Eugene Davis Chief Restructuring Officer RBX Corporation 5221 Valley Park Drive Roanoke, VA 24019

with copies to:
David J. Barton, Esq. Pachulski, Stang, Ziehl, Young & Jones, Professional Corporation 10100 Santa Monica Boulevard, Suite 1100 Los Angeles, CA 90067

GENERAL
Item 1. General information
Item 2. Securities Act exemption available
AFFILIATIONS
Item 3. Affiliates
MANAGEMENT AND CONTROL
Item 4. Directors and executive officers
Item 5. Principal owners of voting securities
UNDERWRITERS
Item 6. Underwriters
CAPITAL SECURITIES
Item 7. Capitalization
INDENTURE SECURITIES
Item 8. Analysis of Indenture provisions
Item 9. Other obligors.
EXHIBIT INDEX
EX 99.T.3A
EX-99.T.3B
EX-99.T.3C
EX-99.T.3E.1
EX-99.T.3E.2
EX-99.T.3E.3
EX-99.T.3F
EX.99.T.3G

     RBX Corporation (hereafter the “Applicant” or the “Company”) hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

Item 1. General information

     (a)  The Applicant is a corporation.

     (b)  The Applicant is organized under the laws of the State of Delaware.

Item 2. Securities Act exemption available

     Under the terms and subject to the conditions set forth in the Disclosure Statement in Support of Second Amended Joint Plan of Reorganization of RBX Group, Inc. and its Subsidiaries (the “Disclosure Statement”) and the Second Amended Joint Plan of Reorganization of RBX Group, Inc. and its Subsidiaries, as modified (the “Reorganization Plan”) filed as exhibits hereto, the Applicant intends to offer 12% Senior Secured Notes due 2006 (the “Notes”) in the aggregate principal amount of $25,000,000. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”).

     The Notes are being offered by the Applicant in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 1145 of Title 11 of the United States Code, as amended. The Reorganization Plan contemplates, among other things, the restructuring of the outstanding debt of the Applicant and certain of its affiliates, in part through the issuance by the Applicant of the Notes as set forth in the Reorganization Plan. For a more complete description of the Notes, reference is made to the Reorganization Plan and the Indenture.

     The Notes are to be issued as of the Effective Date as defined in the Reorganization Plan (the “Effective Date”). The effectiveness of the Reorganization Plan is subject to the satisfaction of various conditions.

AFFILIATIONS

Item 3. Affiliates

     Set forth below is a diagram of the Applicant and all of its direct and indirect subsidiaries as of the date of this Application. All of the subsidiaries are wholly owned by the Applicant, directly or indirectly, unless otherwise indicated:

     See Items 4 and 5 of this Application for other persons who may be deemed to be “affiliates” of the Applicant.

     Pursuant to the Reorganization Plan, upon the Effective Date all existing directly-owned subsidiaries of the Applicant will be merged into Rubatex Corporation, a Delaware corporation, and Rubatex Corporation will be renamed RBX Industries, Inc. (“RBX Industries”). RBX Industries will continue to hold a 68% interest in Neocork Technologies LLC, a Delaware limited liability company. Accordingly, set forth below is a diagram of the Applicant and all of its direct and indirect subsidiaries as of the Effective Date:

MANAGEMENT AND CONTROL

Item 4. Directors and executive officers

     The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and executive officer listed below is 5221 Valley Park Drive, Roanoke, Virginia 24019.

Name	Office

Tom H. Barrett	Director

Theodore C. Rogers	Director

W. Richard Bingham	Director

Steven W. Schaefer	Director

Eugene I. Davis	Chief Restructuring Officer

Timothy J. Bernlohr	Executive Vice President

John C. Cantlin	Exec. V.P., CFO & Treasurer

Harry L. Schickling	V.P. – Admin & Corp Secretary

Alfred H. Turner	V.P. – Information Systems

Lynn A. Bakker	V.P. – Technology

Thomas W. Tomlinson	V.P. – Finance

     The following table sets forth the names of and all offices held by all persons chosen to serve as directors of the Applicant’s reorganized board of directors upon the Effective Date. The address for each person listed below is 5221 Valley Park Drive, Roanoke, Virginia 24019

Name	Office

Eugene I. Davis	Director; Chief Restructuring Officer

Joseph Radecki	Director

Eric Johnson	Director

Stephen C. Larson	Director

Richard W. Detweiler	Director

     It is anticipated that the individuals currently serving as executive officers of the Company will continue to serve in the same capacity listed above as of the Effective Date.

Item 5. Principal owners of voting securities

     The following table sets forth certain information as to each person currently owning 10% or more of the voting securities of the Applicant.

Name and Complete	Title of Class	Amount	Percentage of Voting
Mailing Address	Owned	Owned	Securities Owned

RBX Group, Inc.[1]	Common Stock	1,000	100%
5221 Valley Park Drive Roanoke, Virginia 24019

1 American Industrial Partners Capital Fund II, LP currently may be deemed to be the beneficial owner of voting securities of the Applicant by virtue of its holding of 394,275 shares of the common stock of RBX Group, Inc., a Delaware corporation (“RBX Group”), which shares represent 78.96% of the outstanding shares of RBX Group’s common stock. American Industrial Partners Capital Fund, LP currently may be deemed to be the beneficial owner of voting securities of the Applicant by virtue of its holding of 100,000 shares of the common stock of RBX Group, representing 20% of the outstanding shares of RBX Group’s common stock.

      Under the Reorganization Plan, upon the Effective Date (i) RBX Group, Inc. is to be merged into the Applicant and all its securities are to be cancelled and (ii) all securities of the Applicant outstanding immediately before the Effective Date are to be cancelled and the Applicant is to issue shares of its common stock in accordance with the Reorganization Plan. The following table sets forth certain information, to the Applicant’s knowledge, as to each person anticipated to own 10% or more of the voting securities of the Applicant as of the Effective Date.

Name and Complete	Title of Class	Amount	Percentage of Voting
Mailing Address	Owned	Owned	Securities Owned

Foothill Partners III, L.P.	Common Stock	243,580	24.36%
2450 Colorado Avenue Suite 3000 West Santa Monica, CA 90404

The Equitable Life Assurance	Common Stock	149,625	14.96%
Society of the United States C/o Alliance Capital Management L.P. 1345 Avenue of the Americas New York, NY 10105

PPM American Special	Common Stock	108,300	10.83%
Investments CBO II, L.P. c/o PPM America, Inc. 225 West Wacker Drive Suite 1200 Chicago, IL 60606

UNDERWRITERS

Item 6. Underwriters

     (a)  Within the three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

     (b)  No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7. Capitalization

     (a)  The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of June 30, 2001:

	Number of Shares	Number of Shares
Title of Class	or Amount Authorized	or Amount Outstanding

Common Stock	1,000	1,000
Par value $0.01 per share

12% Senior Secured	$100,000,000	N/A
Notes due January 15, 2003

11 1/4% Senior Subordinated	$100,000,000	N/A
Notes due October 15, 2005

     The following table sets forth certain information with respect to each authorized class of securities of the Applicant proposed as of the Effective Date:

	Number of Shares	Number of Shares
Title of Class	or Amount Authorized	or Amount Outstanding

Common Stock	5,000,000	1,000,000[2]

Preferred Stock	1,000,000	none

12% Senior Notes	$25,000,000	$25,000,000

     (b)  Each outstanding share of the Company’s common stock entitles the holder thereof to one vote on all matters submitted to a vote at all meetings of the Applicant’s common stockholders. None of the other classes of securities identified in Item 7(a) is entitled to voting rights.

INDENTURE SECURITIES

Item 8. Analysis of Indenture provisions

     The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the Indenture in the form filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the

2 Does not include an additional (a) 56,180 shares of the Applicant’s common stock issuable upon exercise of options available for grant to certain management-level employees, directors, and consultants under the Applicant’s 2001 Stock Option Plan, which stock option plan is to be adopted by the Applicant as of the Effective Date in accordance with the Reorganization Plan; or (b) 67,416 shares of the Applicant’s common stock issuable upon exercise of warrants under a Warrant Agreement, which agreement is to be entered into by the Applicant as of the Effective Date in accordance with the Reorganization Plan (the “Warrants”). The Warrants are exercisable at any time during the seven year period following the Effective Date. The exercise price of the Warrants, which will be fixed on or before the Effective Date, will be at a price per share reflecting a total notional enterprise value of $90 million. Once fixed, the exercise price will be subject to adjustment as provided in the Warrant Agreement.

Indenture.

     (a)  Definition of Default and Withholding of Notice of Default. Under the Indenture, the term “Default” is defined as any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default. Under the Indenture, an “Event of Default” occurs if:

(1) the Company defaults in the payment of interest on any Note when the same becomes due and payable and the Default continues for a period of 15 days;

(2) the Company defaults in the payment of the principal of or premium, if any, on any Note when the same becomes due and payable at maturity, upon redemption or otherwise;

(3) the Company or any of its subsidiaries fails to observe or perform any covenant, condition or agreement on the part of the Company or such subsidiary to be observed or performed, to the extent such covenant, condition or agreement relates to a change of control, asset sale, restricted payment, the incurrence of indebtedness or the issuance of certain types of stock;

(4) the Company or any of its subsidiaries fails to comply with any of its other agreements or covenants in, or provisions of, the Notes, Guarantees by any subsidiaries, the Indenture or the related collateral documents and the Default continues for the period and after the notice specified below;

(5) a default occurs under any mortgage, Indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (or the payment of which is guaranteed by the Company or any of its subsidiaries), whether such indebtedness or guarantee now exists or shall be created hereafter, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness (a “Payment Default”) or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of such indebtedness, together with the principal amount of any other indebtedness as to which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $2,500,000 or more;

(6) a final judgment or final judgments for the payment of money (not fully covered by insurance which is acknowledged in writing by the insurer) are entered by a court or courts of competent jurisdiction against the Company or any of its subsidiaries and such judgment or judgments remain undischarged for a period (during which execution shall not be effectively stayed) of 30 days, provided that the aggregate of all such undischarged judgments exceeds $2,500,000;

(7) a default by the Company or any of its subsidiaries in the performance of any collateral documents executed in connection with the Indenture, which default adversely affects the enforceability or validity of the lien in the collateral securing the Notes or which default adversely affects the condition or value of such collateral in any material respect, any repudiation or disaffirmation by the Company or any subsidiary of the Company of its obligations under such collateral documents or the determination in a judicial proceeding that any such collateral document is unenforceable or invalid against the Company or any of its subsidiaries for any reason;

(8) except as permitted by this Indenture, any subsidiary guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any subsidiary guarantor, or any Person acting on behalf of any subsidiary guarantor, shall deny or disaffirm its obligations under its subsidiary guarantee;

(9) the Company or any of its subsidiaries, pursuant to or within the meaning of any bankruptcy law, commences a voluntary case, consents to the entry of an order for relief against it in an involuntary case, consents to the appointment of a custodian of it or for all or substantially all of its property, makes a general assignment for the benefit of its creditors, or generally is not paying its debts as they become due; or

(10) a court of competent jurisdiction enters an order or decree under any bankruptcy law that is for relief against the Company or any of its subsidiaries in an involuntary case, appoints a custodian of the Company or any of its subsidiaries or for all or substantially all of the property of the Company or any of its subsidiaries, or orders the liquidation of the Company or any of its subsidiaries, and the order or decree remains unstayed and in effect for 30 consecutive days.

     Under the Indenture, an Event of Default is not considered to have occurred under clause (3), (5) or (6) until the Trustee has received written notice from the Company or any of the Holders or unless a responsible officer has knowledge of such Event of Default. A Default under clause (4) is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in principal amount of the then outstanding Notes notify the Company and the Trustee, of the Default and the Company does not cure the Default within 30 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.”

     Under the Indenture, if a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee is required to mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of the Holders.

     (b)  Authentication and Delivery of Indenture Securities; Application of Proceeds. The Notes will be executed on behalf of the Company by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice President of the Company. The signature of any of these officers may be manual or by facsimile. A Note will not be valid until authenticated by the manual signature of the Trustee. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Notes, in which case the authenticating agent may authenticate Notes in the same manner as the Trustee and may exercise the same rights as any registrar, paying agent or co-registrar to deal with Holders or affiliates of the Company.

     On the issue date, the Company will deliver Notes in the aggregate principal amount of $25,000,000 to the Depository Trust Company, as the initial depositary under the Indenture. All Notes issued on the issue date will be represented by beneficial interests in one of two Global Notes, which will be held by the depositary for the benefit of the beneficial owners. The Global Notes are not transferable by the depositary other than to certain nominee or successor depositaries. The Global Notes will be in the form attached to the Indenture as Exhibit A.

     If the holder of a beneficial interest is not a party to the Registration Rights Agreement with the Company, then such holder’s interest will be represented by the Unrestricted Global Note. If the holder of a beneficial interest is a party to the Registration Rights Agreement with the Company, then such holder’s interest will be represented by the Restricted Global Note. The two forms of Global Notes will be identical except that the Restricted Global Note, and any Definitive Notes issued to the holders of beneficial interests in the Restricted Global Note, will bear a legend referring to restrictions on transfer thereof under applicable federal and state securities laws.

     All Notes issued on the issue date will be represented by beneficial interests in Global Notes held by the depositary until such time as they may be exchanged for Definitive Notes. Definitive Notes are certificated Notes registered in the name of the Holder. The Company may elect at any time to exchange Global Notes for Definitive Notes, and is required to do so in certain events, such as an Event of Default or a withdrawal by the depositary without appointment of a new depositary. The holder of a beneficial interest in a Global Note may exchange such beneficial interest for a Definitive Note by written order to the depositary directing the issuance of a Definitive Note in respect of such interest.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Notes because the Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Reorganization Plan.

     (c)  Release and/or Substitution of Collateral. The Trustee is prohibited from releasing the Collateral other than in accordance with the Indenture and the related collateral documents. No release of the Collateral is effective as against the Holders at any time when an Event of Default shall have occurred and be continuing. In general, the Company is required to comply with the applicable provisions of Section 314(d) of the TIA, which in connection with the release or substitution of material amounts of property forming part of the Collateral may require the provision of a certificate or opinion of an engineer, appraiser or other expert as to the fair value of such property.

     In addition, the Indenture contains certain specific provisions relating to the release of the Collateral. The Company and the subsidiary guarantors are entitled to obtain a full release of all of the Collateral upon legal defeasance, covenant defeasance, or satisfaction and discharge of the Indenture. Upon satisfaction of the requirements of the Indenture, the Company and the subsidiary guarantors may also obtain the release of the Collateral in order to sell the property in an asset sale. The Company and the subsidiary guarantors are entitled to obtain a release of certain items of Collateral, consisting of accounts, accounts receivable, inventory and certain general intangibles, upon compliance with the conditions set forth in the agreements relating to the Company’s senior secured lender. Upon compliance with the conditions set forth in the Indenture, the Company and the subsidiary guarantors are entitled to obtain a release of items of the Collateral taken by eminent domain or expropriation or sold pursuant to the exercise of any right to purchase such Collateral by any federal, state or local government authority. So long as no Default or Event of Default shall have occurred and be continuing or would result therefrom, the Company (acting on behalf of itself or any subsidiary guarantor) will be entitled to obtain a release of the Collateral specified by the Company, provided that such Collateral’s fair market value does not exceed $100,000 and the Company complies with the conditions set forth in the Indenture related to such release.

     (d)  Satisfaction and Discharge of the Indenture. The Indenture will be discharged and will cease to be of any further force or effect (other than certain specified obligations) as to all Notes upon the occurrence of certain events. These events include (a) delivery to the Trustee for cancellation of all Notes that have been authenticated or (b) if all Notes not delivered to the Trustee for cancellation have become due and payable, the deposit with the Trustee of cash, non-callable Government Securities, or a combination thereof, in an amount sufficient to pay all indebtedness on such Notes, subject to compliance with certain conditions set forth in the Indenture.

     (e)  Evidence of Compliance. The Company is required to deliver to the Trustee, within 30 days after the end of each fiscal year, and within 90 days after the end of each fiscal year, an officer’s certificate regarding the Company’s compliance with the Indenture. In addition, the Company is required to deliver, together with its year-end financial statements, a written statement of its independent public accountants to the effect that, in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated certain provisions of the Indenture or if any violation has occurred, specifying the nature and period of existence thereof. The Company is required to deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default, an officer’s certificate specifying the Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

     Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company is required to furnish to the Trustee an officer’s certificate and an opinion of counsel to the effect that all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed actions have been satisfied.

Item 9. Other obligors.

     Rubatex, a Delaware corporation and sole subsidiary of the Company whose name will be changed as of the Effective Date to “RBX Industries, Inc.” is proposed to be obligated under the Notes as the sole subsidiary guarantor. Its mailing address is 5221 Valley Park Drive, Roanoke, VA. 24019.

Contents of application for qualification.

     This application for qualification comprises:

     (a)  Pages numbered 1 to 12, consecutively (and an attached Exhibit Index).

     (b)  The statement of eligibility and qualification of each trustee under the Indenture to be qualified.

     (c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit T3A	Form of Amended and Restated Certificate of Incorporation of Applicant

Exhibit T3B	Form of Amended and Restated Bylaws of Applicant

Exhibit T3C	Form of Indenture between Applicant and the Trustee

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement

Exhibit T3E-2	Second Amended Joint Plan of Reorganization of RBX Group, Inc. and Its Subsidiaries, as modified

Exhibit T3E-3	Order Pursuant to Section 1129 of the Bankruptcy Code Confirming the Debtors’ Second Amended Joint Plan of Reorganization of RBX Group, Inc. and Its Subsidiaries

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, RBX Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Roanoke and State of Virginia, on the 26th day of July, 2001.

[SEAL]

RBX Corporation

By:	/s/ Eugene Davis

Name: Eugene Davis Title: Chief Restructuring Officer

Attest:	/s/ Harry L. Schickling Name: Harry L. Schickling Title: Secretary

EXHIBIT INDEX

Exhibit No.

Exhibit T3A	Form of Amended and Restated Certificate of Incorporation of Applicant

Exhibit T3B	Form of Amended and Restated Bylaws of Applicant

Exhibit T3C	Form of Indenture between Applicant and the Trustee

Exhibit T3D	Not applicable

Exhibit T3E-1	Disclosure Statement

Exhibit T3E-2	Second Amended Joint Plan of Reorganization of RBX Group, Inc. and Its Subsidiaries, as modified

Exhibit T3E-3	Order Pursuant to Section 1129 of the Bankruptcy Code Confirming the Debtors’ Second Amended Joint Plan of Reorganization of RBX Group, Inc. and Its Subsidiaries

Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939

Exhibit T3G	Statement of eligibility and qualification of the Trustee on Form T-1.